ATS to Participate in the RBC Capital Markets Global Industrials Conference

08/14/2025

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Ryan McLeod, Interim Chief Executive Officer, and Anne Cybulski, Interim Chief Financial Officer, will participate in the RBC Capital Markets Global Industrials Conference in New York City, NY on September 16, 2025.

ATS is scheduled to host a break-out session at the event on Tuesday, September 16th, 2025, at 10:40 a.m. ET.

Management will host institutional investor meetings at the Conference, which can be arranged by contacting your RBC Capital Markets representative or akapur2@atsautomation.com.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: Arjun Kapur Investor Relations Associate ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 akapur2@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Affairs & Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation